SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Federated Department Stores, Inc. 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

FEDERATED DEPARTMENT STORES, INC. PROFIT SHARING 401 (k) INVESTMENT PLAN Financial Statements December 31, 2004 and 2003 With Independent Registered Public Accounting Firm's Report Thereon

Report of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Federated Department Stores, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Cincinnati, Ohio
June 27, 2005

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Index

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits -
December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits -
Years Ended December 31, 2004 and 2003

Notes to Financial Statements

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

(in thousands)

	2004	2003

Net participation in Master Trust:
Investments, at fair value (Note 3)	$1,700,524	$1,543,502

Receivables:
Employer contributions	24,635	24,778
Participant contributions	747	1,632
Dividends	438	391
Interest	48	77
Due from brokers for securities sold Total receivables	570 26,438	30 26,908

Total assets	1,726,962	1,570,410

Trustee and management fees payable	686	598
Due to brokers for securities purchased	-	174
Total liabilities	686	772

Net assets available for benefits	$1,726,276	$1,569,638

The accompanying notes are an integral part of these financial statements.

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and December 31, 2003

(in thousands)

	2004	2003

Net investment income from Master Trust Investments (Note 3):
Net appreciation in fair value	$ 111,653	$ 203,188
Interest and dividends	40,638	42,756
Total investment income	152,291	245,944
Less administrative expenses	(5,411)	(5,137)
Net investment income	146,880	240,807

Contributions:
Employer	24,638	24,827
Participants	121,241	115,552
Total contributions	145,879	140,379

Transfer of assets from the Fingerhut Corporation Fixed Contribution Retirement Plan, Fingerhut Corporation Profit Sharing and 401(k) Savings Plan, Fingerhut Retirement Plan, and TDI Bargaining Unit Retirement Plan (Note 1)	-	43,895

Total additions	292,759	425,081

Distributions	(136,121)	(107,532)

Net increase	156,638	317,549

Net assets available for benefits:
Beginning of year	1,569,638	1,252,089
End of year	$1,726,276	$1,569,638

The accompanying notes are an integral part of these financial statements.

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

  Description of the Plan

  The following brief description of the Federated Department Stores, Inc. Profit Sharing 401 (k) Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Federated Department Stores, Inc. (the "Company"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and U.S. tax law.

On February 3, 2003, the Fingerhut Corporation Fixed Contribution Retirement Plan, Fingerhut Corporation Profit Sharing and 401 (k) Savings Plan, Fingerhut Retirement Plan, and TDI Bargaining Unit Retirement Plan, all tax-qualified savings plans maintained by the Company, were merged into the Plan. Such merger resulted in a $44 million increase in net assets of the Plan.

Eligibility

Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours and after reaching a minimum age of 21.

Contributions

Participants may elect to contribute an amount equal to 1% to 25% (subject to certain limitations) of the participant's eligible compensation. A participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis. Pre-tax contributions up to 5% of eligible compensation are considered basic savings which are eligible for matching Company contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers six investment fund options. A maximum of 50% of a participant's account balance and/or future savings may be elected for the Federated Stock Fund.

Effective January 1, 2003, participants who are age 50 or older are permitted supplemental "catch-up" pre-tax contributions. Such contributions in 2004 and 2003 did not have a material impact on the Plan's net assets available for Plan benefits.

Company contributions are made as soon as administratively feasible after year end only to persons who are active participants on the last day of the year and who did not make a withdrawal of basic savings during the year. The Company's contribution formula is based on the Company's annual earnings and the minimum Company contribution is the amount necessary to produce a company match of 33-1/3% of a participant's basic savings, when combined with forfeitures. The Plan also provides that the matching percentage for eligible participants with 15 or more years of vesting service at the start of the applicable Plan year is up to 1-1/2 times the matching percentage of eligible participants with less than 15 years of service at the start of the applicable Plan year. For the Plan year ended December 31, 2004, the Company's contribution based on the Company's annual earnings was $24,600,000 and the Company's matching percentage, including the allocation of forfeited nonvested amounts, was 34.5% of the participants' basic savings for participants with less than 15 years of vesting service at January 1, 2004 and 51.8% of the participants' basic savings for participants with 15 or more years of vesting service at January 1, 2004. For the Plan year ended December 31, 2003, the Company's contribution based on the Company's annual earnings was $24,800,000 and the Company's matching percentage, including the allocation of forfeited nonvested amounts, was 33.7% of the participants' basic savings for participants with less than 15 years of vesting service at January 1, 2003 and 50.6% of the participants' basic savings for participants with 15 or more years of vesting service at January 1, 2003.

Company contributions are invested directly in the Federated Stock Fund. Participants may elect to immediately redirect the value of Company contributions to other investment options permitted pursuant to Plan provisions.

Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 2004 Plan year, forfeited nonvested accounts totaled $2,219,000. During the 2003 Plan year, forfeited nonvested accounts totaled $1,048,000.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances. As soon as administratively feasible after the end of each year, the Company's applicable matching contributions are credited to the eligible individual accounts.

Vesting

Participants are immediately 100% vested in their own contributions and become 20% vested in the Company's contributions after 2 years of service with additional vesting of 20% each year thereafter until fully vested. 100% vesting is also achieved through normal retirement, death or disability.

Participant Withdrawals

Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules.

Participants are permitted to make withdrawals of their after-tax contributions and earnings thereon at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code. At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.
  Summary of Significant Accounting Policies
  Master Trust

  The Plan entered into the Federated Department Stores, Inc. Defined Contribution Plan Master Trust (the "Master Trust") Agreement with JP Morgan Chase Bank, formerly known as The Chase Manhattan Bank (the "Trustee"). As of December 31, 2004 and 2003, the Master Trust holds the assets of the Plan exclusively. Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.

  The Federated Department Stores, Inc. Pension and Profit Sharing Committee selects a diversified group of investment managers who determine purchases and sales of investments for the respective portions of the assets in the Master Trust managed by them.
  Basis of Presentation

  The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
  Investments

  Investments, where applicable, are reported at fair value as determined by quoted market prices on an active market. Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method.

  The Plan provides for investments in various investment securities and these investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

  Cash equivalents include highly liquid fixed-income securities with a maturity of one year or less.

  Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.
  Insurance Contracts

  Insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest earned, less benefits paid and expenses charged. The average yield and crediting interest rate was 5.07% for 2004 and 5.15% for 2003. Generally, crediting interest rates are reset quarterly and guarantee a positive return. The fair value of the insurance contracts was $632,142,000 at December 31, 2004 and $620,273,000 at December 31, 2003.
  Use of Estimates

  The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements. Actual results could differ from these estimates and assumptions.
  Investments

  All of the Plan's investments are included in the Master Trust and are held by the Trustee.

  The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:

Fixed Income Fund - consisting primarily of high quality fixed-income and stable value products.

Balanced Fund - consisting primarily of common/collective trusts which invest in a mixture of equity securities and fixed income instruments.

S&P 500 Stock Index Fund - consisting primarily of shares of companies included in the S&P 500 Composite Stock Price Index.

Small Cap Stock Fund - consisting primarily of small capitalization domestic equity securities.

International Stock Fund - consisting primarily of stocks of companies not based in the United States.

Federated Stock Fund - consisting primarily of the Company's registered common stock.

The following table presents the fair values or contract values of investments for the Master Trust at December 31, 2004 and 2003:

	2004	2003
	(in thousands)

Federated Department Stores, Inc. common stock*	$ 185,557	$ 146,424
Common/collective trusts	699,407	644,338
Registered investment companies	174,556	136,676
Total investments at fair value	1,059,520	927,438

Participant loans	33,018	30,462
Insurance contracts at contract value	607,986	585,602
Total investments	$1,700,524	$1,543,502

Net appreciation in the fair value of investments in the Master Trust for the years ended December 31, 2004 and 2003 is as follows:
	2004	2003
	(in thousands)
Net appreciation in the fair value of investments:
Federated Department Stores, Inc. common stock*	$ 32,867	$ 61,444
Common/collective trusts	54,008	131,486
Registered investment companies	24,778	10,258
Net appreciation in the fair value of investments	$111,653	$203,188

*nonparticipant-directed

  Nonparticipant - Directed Investments (Federated Stock Fund)

  Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
	(in thousands)
Changes in Net Assets:
Contributions	$ 29,828	$ 28,717
Net appreciation in the fair value of investments	32,867	61,444
Benefits paid to participants	(9,593)	(6,134)
Transfers to participant-directed investments	(14,941)	(16,822)
	$ 38,161	$ 67,205

  Plan Termination

  Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.
  Federal Income Taxes

  The Plan obtained its latest determination letter on July 14, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
  Administrative Expenses

  The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan.

SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401(k) INVESTMENT PLAN

Dated: June 29, 2005	By : /s/ Karen M. Hoguet

Karen M. Hoguet
Chairman of the Pension and Profit Sharing Committee